

MAIL STOP 3720

October 3, 2008

Yaron Eitan
Chief Executive Officer
Vector Intersect Security Acquisition Corp.
65 Challenger Road
Ridgefield Park, NJ 07660

RE: Vector Intersect Security Acquisition Corp.
Revised Preliminary Proxy Statement on Schedule 14A
Filed September 25, 2008
File No. 000-52247

Dear Mr. Eitan:

    We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary, page nine

The Acquisition, page 10

1.   We note your response to comment one from our letter dated September 22, 2008. Please disclose the number of shares you would be able to purchase using the proceeds from Catalyst Equity Management (based upon the most recent market price of your common stock) and the percentage of initial public offering shares that such a purchase would represent.

2.   Please disclose how you will inform shareholders before the meeting of any arrangements or stock purchases entered into by Vector, Cyalume or their affiliates that are intended to increase the likelihood that the merger and related proposals are approved.

3.   We note your response to comment four from our letter dated September 22, 2008 and the revised disclosure on pages 16 and 50 that, other than Vector, Mr. Dunaway receives no compensation and has no responsibilities to SCP Partners, Selway Partners, or any of their affiliates. Please revise to disclose the basis of your belief that Mr. Dunaway's consulting agreement with Vector (with payment terms of $10,000 per month retroactive to May 2, 2007, and a success fee of $10,000 per month and warrants to purchase 100,000 shares of Vector common stock) and attendant responsibilities do not indicate control, control by, or common control between Mr. Dunaway and SCP Partners, Selway Partners, or any of their respective affiliates.

Cyalume's Projections, page 55

4.   We note your response to comment nine from our letter dated September 22, 2008 and the addition of Annex E to the ValueScope Opinion, as disclosed on page 56. Please disclose all financial projections exchanged between Vector and Cyalume and all projections reviewed by Vector's advisors, or advise us why they are not material. Also disclose the bases for and the nature of the material assumptions underlying the projections.

5.   We note your added disclosure on page 57 that Cyalume's revenue projections included projections for various products which had limited or no revenues at the time such projections were made (as shown in newly-added Annex E). We also note the disclosure that Vector's board considered the analyses of market segments and business opportunity open to Cyalume (page 51) and that the above-noted projections were considered to be achievable by Vector's management (page 55) and were relied upon by ValueScope in preparing its opinion (page 57).

        As appropriate, please revise your preliminary proxy in the sections entitled "Vector's Reasons for the Acquisition and Its Recommendation" (page 50), "Information about Cyalume" (page 71), and the Management's Discussion & Analysis for both Cyalume (page 79) and Vector (page 102) to specifically discuss these analyses of market segments and business opportunities, as well as the events, trends, risks and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations, results of operations and any material commitments for capital expenditures connected to such planned products and operations. Please provide us with a copy of the JSA Partners report discussed on page 62.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Terry French, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Giovanni Caruso, Esq.
        Mitchell S. Nussbaum, Esq.
        Loeb & Loeb LLP
        Via Facsimile: (212) 407-4990